1-16811

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03025623



FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 333-00429



United States Steel Corporation

Savings Fund Plan for Salaried Employees
(Full title of the Plan)

_____

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

INDEX

The Corporation

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

1

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
(NORTHERN TRUST COMPANY - TRUSTEE)
(UNITED STATES STEEL AND CARNEGIE PENSION FUND - ADMINISTRATOR)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

| | December 31, | |
	2002	2001
Assets		
Investments:		
At fair value	$ 309,535	$ 419,283
At contract value	326,775	258,229
	636,310	677,512
Cash - noninterest bearing	—	378
Receivables:		
Other - accrued income	1,080	1,323
Total assets	637,390	679,213
Liabilities		
Investment purchases	1,029	1,960
Other - accrued expenses	12	7
Total liabilities	1,041	1,967
Net assets available for benefits at fair value	$ 636,349	$ 677,246

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

| | Year Ended December 31, | |
	2002	2001
Additions		
Earnings on investments:		
Interest	$ 18,510	$ 17,186
Dividends	3,141	4,871
Net depreciation in fair value of investments	(84,216)	(36,156)
	(62,565)	(14,099)
Contributions:		
Received or receivable from:		
Employers	12,073	11,925
Participants (including rollovers)	80,716	22,969
Other income	—	15
Total additions	30,224	20,810
Deductions		
Benefit payments directly to participants or beneficiaries	70,737	51,650
Administrative expenses	140	105
Other expense	244	—
Total deductions	71,121	51,755
Net deductions	(40,897)	(30,945)
Net assets available for benefits at fair value:		
Beginning of year	677,246	708,191
End of year	$ 636,349	$ 677,246

The accompanying notes are an integral part of these financial statements.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1. ***Plan description*** – The following description provides only general information of the United States Steel Corporation Savings Fund Plan for Salaried Employees (formerly the USX Corporation Savings Fund Plan for Salaried Employees – see Note 9) which covers substantially all nonunion employees of United States Steel Corporation (USS). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the Plan Administrator.

Eligible employees may save from 1% to 13% of base salary (35% if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur – $85,000 for savings in 2002 and 2001) in half percent increments on a pretax basis, an after-tax basis or a combination of both. Effective July 1, 2002, a catch-up contribution feature was included to allow employees reaching at least age 50 during the year to save an additional 1% to 25% of base salary on a pretax basis. The amount of eligible salary is limited to $200,000 in 2002 and $170,000 in 2001, as required by the Internal Revenue Code of 1986, as amended. The eligible salary limit is subject to future indexing for inflation. Also, pretax savings as provided by section 401(k) of the Internal Revenue Code are subject to an annual limit prescribed by law of $11,000 in 2002 and $10,500 in 2001, while the annual limit on catch-up contributions is $1,000 for 2002. Both the pretax savings limit and the catch-up contributions limit are scheduled to increase by $1,000 annually until 2006, when the section 401(k) pretax savings limit reaches $15,000 and the catch-up contributions limit reaches $5,000. Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pretax savings (waived after the annual pretax savings limits of $11,000 in 2002 and $10,500 in 2001 were reached). Matching company contributions, which vest when a participant attains three years of continuous service, are invested in United States Steel Corporation Common Stock, whereas each participating employee has the option of having savings invested in full increments of 1% among ten investment options – Group Interest Fund, Bond Index Fund, S&P 500 Stock Index Fund, Core Investment Fund, T. Rowe Price International Stock Fund, Capital Guardian Emerging Markets Equity Fund, Morgan Stanley Mid Cap Growth Portfolio, Harbor Capital Appreciation Fund, Legg Mason Value Trust, and United States Steel Corporation Common Stock. Marathon Oil Corporation Common Stock remains as an option in the Plan but is closed to new investments. Separate investment elections cannot be made with respect to pretax savings and after-tax savings. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Unmatched after-tax savings can be withdrawn at any time. Pretax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal except that vested company contributions and a participant's monthly savings that have been matched by company contributions cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who on the effective date of termination had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death. Any forfeited nonvested company contributions are credited to the employing company and applied to reduce any subsequent company contributions required under the Plan. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $30,018 and $167,715, respectively. Also, in 2002 and 2001, employer contributions were reduced by $167,715 and $143,263, respectively, from forfeited nonvested accounts.

Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Only one transfer request per day can be processed for a participant.

The loan program enables participants to borrow up to 50 percent of the value of their vested account subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than six months nor more than 54 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (5.00% and 5.75% at December 31, 2002 and 2001, respectively). Only prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. There is a $60 loan origination fee.

The direct-plan transfer provisions enable employees transferred between United States Steel Corporation, Marathon Oil Corporation and Marathon Ashland Petroleum LLC to transfer their entire account balances from the tax-qualified savings or thrift plan of the former employer to the tax-qualified savings or thrift plan of the current employer.

All or part of the taxable portion of a lump-sum distribution from one of United States Steel Corporation's qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of a prior employer.

2. *Accounting policies*:
    a. *Basis of accounting* – Financial statements are prepared under the accrual method of accounting.

    b. *Use of estimates* – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    c. *Investment valuation* – Investments are stated at fair market value based on the closing prices at the end of the day except for loans to participants, which are reported at cost and investments in the Group Interest Fund, which are reported at contract value, which approximates market value. Employer securities are valued at the price at Markets Close as shown on the New York Stock Exchange.

    d. *Netting of transactions* – All contributions which are credited on the same day and all withdrawal, loan and transfer transactions which are processed on the same day are first netted against each other and then each contribution is credited to the appropriate investment option and each transaction processed using the current unit value for each contribution or transaction.

    e. *Investment by the Trustee* – The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis.

    f. *Administrative expenses* – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from employing companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2002 or 2001. In addition, advisor fees relating to the bidding of investment contracts in the Group Interest Fund are charged to the Group Interest Fund.

    g. *New Accounting pronouncement* – In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. In October 2001, the FASB issued the Derivatives Implementation Group's Statement 133 Implementation Issue No. C19, Contracts Subject to Statement 35, Statement 110 or Statement of Position (SOP) 94-4 to address an inconsistency in accounting literature between SFAS No. 133 (derivatives to be measured at fair value) and SOP 94-4 requiring benefit responsive investment contracts to be measured at contract value. Issue No. C19 provides that contracts that are accounted for under either SFAS 110 or SFAS 35, as amended by SFAS 110 or SOP 94-4 are exempt from SFAS No. 133. Thus, plans may continue to adhere to the principles set forth in the aforementioned standards – SFAS 35, SFAS 110 and SOP 94-4 – unless, of course, a final FASB standard states otherwise. These provisions have been made effective upon issuance in April 2003 of SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments." The carrying value of the Group Interest Fund is $326.8 million and $258.2 million at December 31, 2002 and 2001, respectively. As a result of the adoption of SFAS No. 133 there was no impact on the Plan's net assets available for benefits.

3. *Plan amendments* – Effective July 1, 2002, the Plan was amended to a) increase the maximum percentage of base salary that an employee can save from 10% to 13% (35% if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur), b) add a catch-up contribution feature that allows employees reaching at least age 50 during the year to save an additional 1% to 25% of base salary on a pretax basis, c) allow the direct rollover of assets held in an employee's qualified plan account with a former employer or those held in a conduit IRA, d) decrease the eligibility waiting period from one year to one month of continuous service, e) alter the service period that generates a 5% Company match from "1 year to 10 years" to "1 month to 10 years", and f) reduce the service requirement for vesting from five years to three years to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

- Effective January 1, 2002, the Plan was amended to allow participants to continue to have the option to purchase, hold, sell and withdraw units of the Marathon Stock Fund from January 1, 2002 through March 29, 2002. After March 29, 2002, participants are prohibited from purchasing additional units of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such units continue to be reinvested in additional Marathon Stock Fund units. Participant contributions previously designated for the Marathon Stock Fund are invested in the investment option or options designated by the participant, or, if no new designation was made, are invested in the Group Interest Fund.

4. **Participant distributions payable** – There were no benefit claims which had been processed and approved but not paid as of December 31, 2002 and December 31, 2001.

5. **Employer-related investments** – Purchases and sales of United States Steel Corporation Common Stock are in accordance with provisions of the Plan are permitted under Employee Retirement Income Security Act of 1974.

6. **Tax status** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated June 13, 2003 that the Plan and related trust (as of February 26, 2002) are designed in accordance with applicable sections of the Internal Revenue Code (IRC). This favorable determination is subject to the adoption of a number of minor amendments under the Plan. The Plan Administrator anticipates that the required amendments will be adopted prior to the expiration of the period prescribed by the IRC and the Treasury regulations thereunder for making such amendments.

7. **Plan termination** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and has no intention of discontinuing it. However, in the event of Plan termination, the net value of the assets of the fund shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. **Risks and uncertainties** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9. **Plan of corporate reorganization** – On April 24, 2001, USX Corporation announced that its Board of Directors authorized management to proceed with the necessary steps to implement a plan of reorganization of USX in order to separate the energy and steel businesses. The plan, subject to the approval of a majority of the outstanding shares of each class of the current USX common stock, was approved at a special meeting of shareholders held on October 25, 2001 and was completed effective December 31, 2001. It included a tax-free spin-off of the steel and steel-related businesses of USX into a freestanding, publicly traded company known as United States Steel Corporation. Holders of USX-U.S. Steel Group common stock became holders of United States Steel Corporation common stock. Holders of USX-Marathon Group common stock became holders of Marathon Oil Corporation common stock. Effective April 1, 2002, participants can no longer accumulate Marathon Oil Corporation common stock either through selection as an investment option or by transferring from another investment option.

10. **Group Interest Fund (GIF)** – Deposits to the GIF are invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. Separate contracts for a portion of invested funds are negotiated periodically, and since the rates of interest and contract length may vary, the effective rate of return at any time will depend primarily on the composite weighted average of all contracts in effect at the time and not on the contract rate or rates for the particular year in which the participant's savings were deposited. Also affecting the rate of return are the amount of receipts, the net effect of investment transfers and the amount of withdrawals, rollovers and loans during the year. At December 31, 2002 and 2001, the Plan held guaranteed investment contracts in the GIF of $326.8 million (and other net assets of $7.2 million) and of $258.2 million (and other net assets of $15.4 million), respectively. The GIF's average yields for 2002 and 2001 were 5.9% and 6.4%, respectively. Interest rates on the guaranteed investment contracts ranged from 4.59% to 7.64% at December 31, 2002 and from 5.49% to 7.64% at December 31, 2001.

11. **Related Party Transactions** – Certain investments of the Plan are common trusts managed by Northern Trust. Northern Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $86,059 and $84,175 for the years ended December 31, 2002 and 2001, respectively.

    One investment fund option available to participants is United States Steel Corporation Common Stock, stock of the Plan sponsor. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 5).

12. *Value of investment option and loan accounts* – The total value in millions of dollars of each investment option account and loan account as of December 31, 2002 and 2001 is displayed below:

	December 31,	
Investment Option Accounts	2002	2001
Group Interest Fund	$ 334.0 *	$ 273.6 *
S&P 500 Stock Index Fund	77.2 *	110.2 *
Core Investment Fund (formerly United Income Fund)	57.3 *	91.6 *
United States Steel Corporation Common Stock	59.5 *	71.0 *
Marathon Oil Corporation Common Stock	38.7 *	61.8 *
Bond Index Fund	25.9	21.1
International Stock Fund	9.8	13.4
Legg Mason Value Trust Fund	7.4	7.2
Emerging Markets Fund	7.2	6.7
Morgan Stanley Mid-Cap Growth Fund	5.1	5.8
Harbor Capital Appreciation Fund	2.6	2.3
Total - Investments	624.7	664.7
Loan Accounts	11.3	12.3
Unallocated	0.3	0.2
Total - All	$ 636.3	$ 677.2

*Investment represents 5% or more of the Plan's net assets.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

	Year Ended December 31,	
Investment Option Accounts	2002	2001
S&P 500 Stock Index Fund	$ (24,242)	$ (16,360)
Core Investment Fund (formerly United Income Fund)	(19,350)	(19,900)
United States Steel Corporation Common Stock	(17,640)	1,448
Marathon Oil Corporation Common Stock	(16,431)	4,847
Bond Index Fund	2,187	1,214
International Stock Fund	(2,384)	(4,941)
Legg Mason Value Trust Fund	(1,736)	(644)
Emerging Markets Fund	(1,229)	(487)
Morgan Stanley Mid-Cap Growth Fund	(2,268)	298
Harbor Capital Appreciation Fund	(1,123)	13
New America Growth Fund	0	(1,644)
Total - Investments	$ (84,216)	$ (36,156)

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2002

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	CORPORATE STOCKS: COMMON			
	MARATHON OIL CORP	1,786,195	45,894,685.06	38,028,091.55
	TOTAL		45,894,685.06	38,028,091.55

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2002

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST	E. CURRENT VALUE
	LOANS TO PARTICIPANTS: OTHER					
*	LOAN ACCOUNTS	VARIES	VARIES	11,274,179	11,274,179.43	11,274,179.43
	TOTAL				11,274,179.43	11,274,179.43

* Party-in-Interest

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2002

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN COMMON/COLLECTIVE TRUSTS			
*	AGGREGATE BOND INDEX FUND	1,347,626	23,978,593.15	25,928,316.54
*	DAILY STOCK INDEX FUND	3,372,787	100,895,069.27	77,236,821.61
	EMERGING MARKETS FUND	669,679	7,976,055.63	7,259,323.18
*	SHORT-TERM INVESTMENT FUND	9,332,846	9,332,846.19	9,332,846.19
	TOTAL		142,182,564.24	119,757,307.52

* Party-in-Interest

9

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2002

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES			
	CORE INVESTMENT FUND	12,900,980	91,200,732.69	57,280,352.49
	HARBOR CAP APPRECIATION FUND	127,002	3,080,454.10	2,566,718.30
	INTERNATIONAL STOCK FUND	1,102,130	13,638,442.98	9,786,913.87
	LEGG MASON VALUE TRUST	172,082	8,484,450.41	7,463,182.90
	MAS FUNDS MID CAP GROWTH	423,157	6,442,106.97	5,111,734.63
	TOTAL		122,846,187.15	82,208,902.19

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2002

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST	E. CURRENT VALUE

VALUE OF FUNDS HELD IN INSURANCE COMPANY GENERAL ACCOUNT

	AIG LIFE #GIC1034	07/01/03	5.490	5,341,224	5,341,223.94	5,341,223.94
	AIG LIFE CONTRACT 1066	01/05/04	6.570	18,067,305	18,067,305.49	18,067,305.49
	ALLSTATE #GA6136	07/01/03	5.680	15,414,724	15,414,723.79	15,414,723.79
	CNA INS 13360-06	07/01/03	6.540	11,600,000	11,600,000.00	11,600,000.00
	GE LIFE GS-3471	07/01/05	7.020	10,000,000	10,000,000.00	10,000,000.00
	GE LIFE GS-3586	01/02/06	5.720	21,140,778	21,140,778.02	21,140,778.02
	JACKSON NATIONAL 1118-3	07/01/04	7.600	10,374,083	10,374,082.95	10,374,082.95
	JOHN HANCOCK 14581	07/01/03	6.510	12,044,153	12,044,152.72	12,044,152.72
	JOHN HANCOCK 15066	07/01/05	6.980	10,000,000	10,000,000.00	10,000,000.00
	JOHN HANCOCK 15329	01/02/06	4.890	21,457,455	21,457,455.25	21,457,455.25
	MASS MUTUAL 35072	07/01/05	5.550	20,552,068	20,552,067.55	20,552,067.55
	MET LIFE 28464	01/03/05	4.590	15,684,643	15,684,642.58	15,684,642.58
	MET LIFE 28601	07/01/05	4.960	21,465,066	21,465,065.61	21,465,065.61
	MET LIFE NO. 25527	01/05/04	7.640	9,450,646	9,450,645.62	9,450,645.62
	MONUMENTAL LIFE SV04175Q	01/02/06	5.110	21,039,737	21,039,736.60	21,039,736.60
	NEW YORK LIFE 30784	01/01/03	6.330	2,000,000	2,000,000.02	2,000,000.02
	NEW YORK LIFE 31402	07/01/06	5.180	15,386,788	15,386,788.30	15,386,788.30
	NEW YORK LIFE GA31054	01/02/04	6.940	25,800,000	25,800,000.00	25,800,000.00
	PACIFIC LIFE 25925-04	07/03/06	5.170	10,255,243	10,255,242.96	10,255,242.96
	PRINCIPAL MUTUAL 4-19105-2	01/01/03	6.350	2,191,333	2,191,333.03	2,191,333.03
	SEC LIFE OF DENVER FA0917	01/02/06	5.790	26,443,422	26,443,422.07	26,443,422.07
	TRAVELERS 16944	01/01/03	6.040	5,665,496	5,665,496.18	5,665,496.18
	TRAVELERS GR018258	01/02/07	5.370	15,400,794	15,400,793.82	15,400,793.82
	TOTAL				326,774,956.50	326,774,956.50

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2002

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	EMPLOYER-RELATED INVESTMENTS: EMPLOYER SECURITIES			
*	UNITED STATES STL CORP NEW	4,441,010	72,143,496.24	58,266,051.20
	TOTAL		72,143,496.24	58,266,051.20

* Party-in-Interest



PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Auditors

To the Participants and Administrator of
the United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and the schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Pittsburgh, PA
June 24, 2003

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 26, 2003.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: _____
Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-36840 and No. 333-99257) of United States Steel Corporation of our report dated June 24, 2003 relating to the financial statements of the United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 26, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Randall L. Wynkoop, Chairman of the Administration Committee of the United States Steel and Carnegie Pension Fund, as Administrator of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Randall L. Wynkoop
Chairman, Administration Committee of United
 States Steel and Carnegie Pension Fund,
 as Administrator of the Plan

June 26, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of United States Steel
Corporation Savings Fund Plan for Salaried Employees (the "Plan") on
Form 11-K for the period ended December 31, 2002 as filed with the
Securities and Exchange Commission on the date hereof (the "Report"),I,
Roberta J. Cox, Comptroller & Assistant Secretary of United States
Steel and Carnegie Pension Fund, as Administrator of the Plan, certify,
pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906
of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section
      15(d) of the Securities Exchange Act of 1934; and
(2)   The information contained in the Report fairly presents, in
      all material respects, the net assets available for benefits
      and the changes in net assets available for benefits of the
      Plan.

Roberta J. Cox,
Comptroller & Assistant Secretary of United States
 Steel and Carnegie Pension Fund,
 as Administrator of the Plan

June 26, 2003